Amended Exhibit A

to Amended and Restated Investment Management Agreement

between

Diamond Hill Funds

and

Diamond Hill Capital Management, Inc.

Originally dated

November 17, 2011

Series	Fee Effective Date	Annual Fee as a percentage of the average daily net assets of the Fund
Long-Short Fund	July 1, 2001	0.90%
Small Cap Fund	July 1, 2001	0.80%
Strategic Income Fund	February 28, 2015	0.45%
Financial Long-Short Fund	May 31, 2004	1.00%
Large Cap Fund	October 1, 2011	0.55%
Small-Mid Cap Fund	November 17, 2005	0.75%
Select Fund	November 17, 2005	0.70%
Research Opportunities Fund	November 17, 2011	1.00%
Mid Cap Fund	November 21, 2013	0.65%

Previously Amended Schedule A: November 21, 2013

The effective date of this Amended Schedule A is February 28, 2015

Diamond Hill Funds		Diamond Hill Capital Management, Inc.

By:	/s/ Gary R. Young	By:	/s/ Thomas E. Line
	Gary R. Young President		Thomas E. Line Chief Financial Officer